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SECU 08032753 OMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LaraDorbecker Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Golden Scroll Circle
(No. and Street)

The Woodlands	Texas	77382
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

PROCESSED
DEC 0 3 2008
THOMSON REUTERS

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
NOV 2 6 2008
Washington, DC
100

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Juan Carlos Lara, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaraDorbecker Securities Corporation, as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

CAROL BUNTON
Notary Public, State of Texas
My Commission Expires
November 22, 2012

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LARADORBECKER SECURITIES CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
SEPTEMBER 30, 2008

LARADORBECKER SECURITIES CORPORATION

CONTENTS

		PAGE
INDEPENDENT AUDITOR'S REPORT		1
STATEMENT OF FINANCIAL CONDITION		2
STATEMENT OF INCOME		3
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY		4
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		5
STATEMENT OF CASH FLOWS		6
NOTES TO FINANCIAL STATEMENTS		7 - 8
SUPPORTING SCHEDULES		
Schedule I:	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10- 11
Schedule II:	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5		14 - 15

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
LaraDorbecker Securities Corporation

We have audited the accompanying statement of financial condition of LaraDorbecker Securities Corporation as of September 30, 2008 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaraDorbecker Securities Corporation as of September 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.
CF & Co., L.L.P.

Dallas, Texas
November 14, 2008

LARADORBECKER SECURITIES CORPORATION
Statement of Financial Condition
September 30, 2008

ASSETS

Cash	$	3,900
Receivable from broker-dealers and clearing organizations		126,332
Securities owned, at market value		227,165
Property and equipment, net of accumulated depreciation of $14,611		3,201
Other assets		2,747
	$	363,345

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	3,028
Commission payable		1,564
Payable to broker - dealer		8,951
		13,543
Stockholder's equity		
Common stock - $.01 par value, 10,000 shares authorized, 10,000 shares issued and outstanding		100
Additional paid-in capital		374,582
Retained earnings (deficit)		(24,880)
Total stockholder's equity		349,802
	$	363,345

The accompanying notes are an integral part of these financial statements.

LARADORBECKER SECURITIES CORPORATION
Statement of Income
For the Year Ended September 30, 2008

Revenues	
Commissions income	$ 453,053
Trading income	22,000
Interest income	13,656
Other income	61,191
	549,900
Expenses	
Compensation and benefits	210,946
Commissions and clearance paid to other brokers	68,733
Interest expense	5,419
Occupancy and equipment costs	113,825
Regulatory expense	2,897
Communications expense	21,120
Promotional costs	37,704
Other expenses	273,137
	733,781
Net income (loss) before income taxes	(183,881)
Federal income tax benefit	53,000
State income tax benefit	440
Net Loss	$ (130,441)

The accompanying notes are an integral part of these financial statements.

LARADORBECKER SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2008

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at September 30, 2007	10,000	$ 100	$ 427,582	$ 105,561	$ 533,243
Distribution- income Tax benefit			(53,000)		(53,000)
Net income (loss)				(130,441)	(130,441)
Balances at September 30, 2008	10,000	$ 100	$ 374,582	$ (24,880)	$ 349,802

The accompanying notes are an integral part of these financial statements.

LARADORBECKER SECURITIES CORPORATION
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended September 30, 2008

Balance, at September 30, 2007	$	-0-
Increases		-0-
Decreases		-0-
Balance, at September 30, 2008	$	-0-

The accompanying notes are an integral part of these financial statements.

LARADORBECKER SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended September 30, 2008

Cash flows from operating activities	
Net income (loss)	$ (130,441)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	2,701
Change in assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(25,935)
Decrease in securities owned	204,490
Decrease in other assets	1,047
Decrease in accounts payable	(249)
Increase in commission payable	356
Decrease in Federal income tax payable - related party	(19,010)
Decrease in state income tax payable - related party	(1,977)
Increase in payable to broker – dealer	8,951
Net cash provided (used) by operating activities	39,933
Cash flows from investing activities	
Purchase of property and equipment	(1,857)
Net cash provided (used) by investing activities	(1,857)
Cash flows from financing activities	
Capital distribution	(53,000)
Net cash provided (used) by financing activities	(53,000)
Net decrease in cash	(14,924)
Cash at beginning of year	18,824
Cash at end of year	$ 3,900

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ 5,419
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

LaraDorbecker Securities Corporation (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed June 28, 2000 and became effective with the SEC on January 11, 2001 and operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Delaware Corporation and is a wholly-owned subsidiary of LaraDorbecker Holding Corporation (the "Parent"). Substantially all of the Company's business is conducted with customers located in the state of Texas and Mexico.

Securities transactions and (related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission revenue and expense are adjusted to a trade date basis.

Securities owned readily marketable are carried at fair market value and securities owned not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Securities commissions related to the service and maintenance of accounts held by product sponsors are recognized as income when received.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using an accelerated method over the estimated useful lives of the assets. Depreciation expense for the year ended September 30, 2008 was $2,701 and is included in occupancy and equipment costs.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2008 the Company had net capital of approximately $337,733 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .04 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

Note 5 - Related Party Transactions

The Company paid the Parent approximately $159,800 during the year ended September 30, 2008 for reimbursement of expenses. This is included in other expenses. During the year ended September 30, 2008 the Company paid rent of $46,877 to shareholders of the Parent. The lease between the shareholders and the Company is valid until either party decides to terminate it.

Note 6 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At September 30, 2008, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of September 30, 2008

Schedule I

LARADORBECKER SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2008

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 349,802
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		349,802
Deductions and/or charges		
Non-allowable assets:		
Property and equipment, net	$ 3,201	
Other assets	2,747	(5,948)
Net capital before haircuts on securities positions		343,854
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Other securities		(6,121)
Net capital		$ 337,733

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable	$ 3,028
Commission payable	1,564
Payable to broker-dealer	8,951
Total aggregate indebtedness	$ 13,543

Schedule I (continued)

LARADORBECKER SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 903
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 237,733
Excess net capital at 1000%	$ 336,379
Ratio: Aggregate indebtedness to net capital	.04 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Net capital as reported in Company's (unaudited) Focus report	$ 325,697
Increase (decrease) due to adjustments for:	
Federal income tax payable - related party	19,010
State income tax payable - related party	1,977
Payable to broker-dealer	(8,951)
Net capital per audited report	$ 337,733

Schedule II

LARADORBECKER SECURITIES CORPORATION
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2008

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: National Financial Services, LLC

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended
September 30, 2008

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
LaraDorbecker Securities Corporation

In planning and performing our audit of the financial statements and supplemental information of LaraDorbecker Securities Corporation(the Company"), as of and for the year ended September 30, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

END

Dallas, Texas
November 14, 2008